Exhibit 99.3

CONSENT AND WAIVER LETTER

Globus Maritime Limited

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor

166 74 Glyfada

Greece

8/5, 2020

Ladies and Gentlemen,

We refer to (1) the Securities Purchase Agreement (the “SPA”) dated as of March 13, 2019, among Globus Maritime Limited (the “Company”) and Arnaki Ltd. (the “Buyer”), (2) the registration rights agreement (the “RRA”) dated as of March 13, 2019 between the Company and the Buyer, and (3) the Senior Convertible Note (the “Note”) dated March 13, 2019 issued by the Company to the Buyer ((1)-(3), collectively, the “Agreements”). Capitalized terms not defined herein have the meanings assigned to them in the Note.

We understand that you may wish to conduct certain transactions, but you have not yet made such determination. In order to facilitate such transactions, and so that all parties to the Agreements are in accord, you have asked that we provide you with this consent and waiver letter.

Waiver

Effective as of the date hereof:

1.	The Buyer hereby waives the potential violations and/or breaches of the Agreements, as applicable, as specified on Schedule I attached hereto (the “Disclosed Defaults”), it being understood that the Company does not admit that any of such are in fact breaches or violations of the Agreements.

2.	The Buyer hereby waives solely with respect to the Proposed Transactions (as defined below) and Affiliate Transaction (as defined below), and not with respect to any other Subsequent Placement, the right to participate in such Proposed Transactions (including notices with respect thereto) in accordance with Section 4(n) of the Securities Purchase Agreement.

3.	The Buyer hereby waives any of its rights to require the redemption of the Notes in a Change of Control resulting from the consummation of the Proposed Transactions and Affiliate Transaction (but not with respect to any other transaction).

4.	From the date hereof until August 31, 2020 (which date shall be extended by three weeks if the Proposed Transaction closes on or after August 15, 2020), the Buyer waives, in part, the Holder’s right to receive any Company Optional Redemption Price pursuant to Section 8(a) of the Note, such that during such period each Company Redemption Price, if any, shall equal the greater of (i) 100% of the Conversion Amount being redeemed as of the Company Optional Redemption Date and (ii) the product of (1) the Conversion Rate with respect to the Conversion Amount being redeemed as of the Company Optional Redemption Date multiplied by (2) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date immediately preceding such Company Optional Redemption Notice Date and ending on the Trading Day immediately prior to the date the Company makes the entire payment required to be made under Section 8 of the Note.

5.	The Buyer hereby waives any prohibition of the extension and/or amendment, as applicable, of the provisions of the $15,000,000 Revolving Credit Facility dated November 21, 2018 and made between the Company and Firment Shipping Inc., so long as no more than $15,000,000 in principal is outstanding thereunder at any time (the “New Permitted Indebtedness”) and, the Holder acknowledges that the effect of this waiver shall be to include New Permitted Indebtedness as Permitted Indebtedness under the Note and any liens with respect thereto, Permitted Liens thereunder.

This waiver letter is given on the condition that the Company redeems, or sends to the Buyer a Company Optional Redemption Notice, by no later than the fifth (5th) Business Day after the applicable closing of any public offering of securities of the Company that closes before August 31, 2020 (each, a “Proposed Transaction”) (and, in the case of sending a Company Optional Redemption Notice, the Company so redeems in accordance with such notice), such portion of the Note in cash with an amount equal to the lesser of (x) the aggregate amounts then outstanding under the Note and (y) 25% of the net proceeds of the Proposed Transaction. If and only if the Company does not so redeem after such a closing, then this waiver letter shall be deemed to be null and void, and of no further force and effect.

“Affiliate Transaction” means the Company issuing shares or other securities to one or more of its directors (and/or affiliates), officers (and/or affiliates), or affiliates, which securities may include common shares, Class B common shares, or preferred shares (of any series, whether or not currently existing) of the Company, and may contain any provisions consistent with the Company’s Articles of Incorporation, as amended.

This waiver letter shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this consent and waiver letter shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

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The grant of these consents and waivers is without prejudice to any other rights the undersigned may have under the Agreements.

ARNAKI LTD.

By: /s/ Ariel S. Belilo

Name: Ariel S. Belilo

Title: Director

ACCEPTED AND AGREED:

GLOBUS MARITIME LIMITED

By: /s/ Athanasios Feidakis

Name: A. Feidakis

Title: CEO

Schedule I

Disclosed Defaults

1. The Company named the Buyer in certain of its filings with the U.S. Securities and Exchange Commission, potentially in violation of Section 4(i) of the SPA,

2. The Company agreed with Firment Shipping Inc. to extend the term of the $15,000,000 Revolving Credit Facility dated November 21, 2018 and made between the Company and Firment Shipping Inc., without obtaining the consent of the Buyer, potentially in violation of Section 4(m) of the SPA,

3. The Company’s potential failure to register a sufficient number of shares for resale in accordance with Section 2(d) of the RRA,

4. The Company filed its annual report on Form 20-F on April 1, 2020, potentially in violation of Section 2(e) of the RRA, and

5. Any notice requirements pursuant to Section 4(b) of Note in respect of the above.